Exhibit 99.6

VOTING AGREEMENT

A.
Except as provided in Section D, during the period from the Effective Date through and including September 30, 2014 (the “Voting Period”), Knight agrees that all shares of USA Truck stock Beneficially Owned by Knight or any of its controlled Affiliates shall not be voted (whether in person, by count, by proxy or otherwise) at any meeting of the USA Truck stockholders (other than as required by the next sentence). Knight does agree that during the Voting Period it will present its shares as present at any meeting of stockholders (by proxy or in person). Except for this Voting Agreement, Knight and its Affiliates shall not enter into any voting agreement or arrangement, grant any proxy or become party to any voting trust or other agreement, arrangement or understanding which is inconsistent with, conflicts with or violates any provision of the [Settlement] Agreement or [the Voting Agreement or Standstill Agreement].

B.
In furtherance of the voting agreement set forth herein, during the Voting Period, Knight shall not, and shall not permit any of its controlled Affiliates to, and shall direct its Representatives not to act on its behalf, directly or indirectly, to take any action in support of, or effect, offer or propose (whether publicly or otherwise) to effect, or cause or in any way knowingly encourage or knowingly assist any other person to effect, offer or propose (whether publicly or otherwise), including as a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A) to effect, whether through the dissemination of public statements, the voting of shares of Common Stock (including by taking any action by written consent), the calling of a special meeting of stockholders of USA Truck, the “solicitation” of “proxies” (as such terms are defined in the proxy rules of the SEC), the submission to USA Truck of any shareholder proposal in accordance with Rule 14a-8 under the General Rules and Regulations under the Exchange Act, the institution of any suit or action, or otherwise, the nomination for election as directors of USA Truck, or the election as directors of USA Truck, of persons other than those persons recommended by the Nominating and Governance Committee for election as directors of USA Truck. Notwithstanding the foregoing, the provisions of this Section shall become inoperative and of no force and effect at such time when the provisions under Section A of the Standstill Agreement become inoperative in accordance with the terms of the Standstill Agreement.

C.
In the event that, during the Voting Period, (1) USA Truck proposes to enter into an agreement with any Person or Persons providing for, or determines to pursue a process for: (a) a merger or consolidation, or any similar transaction, involving USA Truck in which, following consummation of such transaction, substantially all of the persons or entities who, immediately prior to such transaction, had beneficial ownership of 50% or more of the voting power of USA Truck would not continue to beneficially own at least 50% of the voting power of the combined entity or would not have the ability to elect a majority of the directors of the combined entity, (b) the purchase or other acquisition of more than 50% of the assets of USA Truck, or (c) the purchase or other acquisition of beneficial ownership of securities representing 20% or more of the voting power of USA Truck, or (2) a Person other than Knight or its Affiliates commences a tender offer or exchange offer with respect to securities representing 50% or more of the voting power of USA Truck (collectively, a “Process”); USA Truck will provide Knight a reasonable opportunity to participate in such Process and to make a proposal with respect to any potential transaction in connection with such Process, subject to whatever requirements it sets for participants in such Process (so long as such requirements are not designed or intended, directly or indirectly, to impair the ability of Knight to participate in the Process).

D.
In the event USA Truck has complied with its obligation set forth in Section C, and as a result of such Process, USA Truck enters into a merger agreement before September 30, 2014 with another Person, then (1) if, at the time of the vote, the value of the consideration per USA Truck share reflected in the merger agreement (with the securities included in the consideration to be determined for this purpose based on the volume weighted average trading price of such security over the 10 trading day period ending on the 5th business day prior to the vote) is higher than the value per share offered by Knight in its most recent proposal to acquire USA Truck (with the value of any security included in the consideration offered by Knight to be determined for this purpose based on the volume weighted average trading price of such security over the 10 trading day period ending on the 5th business day prior to the vote) then Knight shall (and shall cause its controlled Affiliates to) vote all shares it Beneficially Owns in favor of the transaction; however (2) if the conditions of the preceding clause (1) are not satisfied, but USA Truck’s board determines in good faith that the consideration represents greater value for USA Truck’s shareholders than the value of Knight's most recent proposal to acquire USA Truck (including, by way of example only, due to deal certainty or long term value), Knight will vote its shares with respect to the transaction in the same proportion as other USA Truck stockholders.

E.
In the event that Knight or any of its controlled Affiliates becomes the Beneficial Owner of additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to any matter presented to the Company’s shareholders for approval, then the terms of this [Voting] Agreement shall apply to the shares of Common Stock or other securities of the Company held by Knight or any such controlled Affiliate.

F.	All capitalized terms in this Voting Agreement have the same meaning as set forth in the Settlement Agreement unless otherwise defined herein.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this [Voting] Agreement as of the date set forth above.

USA TRUCK, INC.

By:	/s/ John Simone
Name:	John Simone
Title:	Chief Executive Officer

KNIGHT TRANSPORTATION, INC.

By:	/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

By:	/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Chief Executive Officer

Dated: February 4, 2014